SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                             _________________

                            AMENDMENT NO. 2 TO
                        STATEMENT ON SCHEDULE 14D-1

    Amendment to Tender Offer Statement Pursuant To Section 14(d)(1) of
                    the Securities Exchange Act of 1934
                             _________________

                         STATEMENT ON SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                    (AMENDMENT NO. 4 - B. Wayne Hughes)
                  (AMENDMENT NO. 3 - Public Storage, Inc.)
                              _________________

                     PUBLIC STORAGE PROPERTIES IV, LTD.
                          (Name of Subject Company)
                              _________________

                              B. Wayne Hughes
                            Public Storage, Inc.
                                  (Bidder)
                              _________________

                    Units of Limited Partnership Interest
                       (Title of Class of Securities)
                              _________________

                                    NONE
                    (CUSIP Number of Class of Securities)
                              _________________

                               DAVID GOLDBERG
                            Public Storage, Inc.
                      701 Western Avenue, Suite 200,
                      Glendale, California 91201-2397
                               (818) 244-8080
         (Name, Address and Telephone Number of Person Authorized to
           Receive Notices and Communications on Behalf of Bidder)
                                _________________


                                  Introduction

             This statement is Amendment No. 2 to the Schedule 14D-1 which was filed by B. Wayne Hughes ("Hughes") and Public Storage, Inc. ("PSI") with the Securities and Exchange Commission on March 21, 1997, as previously amended by Amendment No. 1 dated April 18, 1997, with respect to the offer by Hughes to purchase up to 6,000 of the limited partnership units ("Units") in Public Storage Properties IV, Ltd., a California limited partnership (the "Partnership") at a net cash price per Unit of $447. Capitalized terms used in this Amendment No. 2 and not otherwise defined shall have the meanings set forth in the Offer to Purchase dated March 21, 1997 and related Letter of Transmittal.

             This statement also constitutes (i) Amendment No. 4 to Statement on Schedule 13D dated April 6, 1995, as previously amended by Amendment No. 1 dated July 1, 1995, Amendment No. 2 dated November 16, 1995 and Amendment No. 3 (which was the Schedule 14D-1 filed on
   March 21, 1997), filed by B. Wayne Hughes and (ii) Amendment No. 3 to Statement on Schedule 13D dated November 16, 1995, as previously amended by Amendment No. 1 dated April 1, 1996 and Amendment No. 2 (which was the Schedule 14D-1 filed on March 21, 1997), filed by Public Storage, Inc.

             The Offer to Purchase expired on May 2, 1997 at 5:00 p.m., New York City time. At the expiration of the Offer, 5,033 Units (representing approximately 12.6% of the outstanding Units) had been tendered pursuant to the Offer.

   Item 6.   Interest in Securities of the Subject Company.

             Items 6(a) and (b) are hereby amended as follows:

             On May 2, 1997, a corporation wholly-owned by Hughes accepted for payment the 5,033 Units that had been validly tendered and not withdrawn pursuant to the Offer. Hughes has instructed the Depository to pay for such Units in accordance with the procedures set forth in the Offer to Purchase. PSI has an option to purchase such 5,033 Units from Hughes, at Hughes' cost, at any time after May 2, 1998.

             As a result of the above purchase of Units pursuant to the Offer, as of May 2, 1997, (i) Hughes beneficially owns 11,345 Units of the Partnership which represents approximately 28.4% of the outstanding Units, including (a) 5,453 Units as to which Hughes has sole voting and dispositive power (PSI has an option to purchase such 5,453 Units, which include the 5,033 Units purchased pursuant to the Offer, from Hughes, at Hughes' cost, at any time after May 2, 1998) and (b) 5,892 Units as to which Hughes has sole dispositive power and no voting power; PSI has a currently exercisable option to acquire these Units and an irrevocable proxy to vote these Units, and (ii) PSI beneficially owns 18,857 Units of the Partnership which represents approximately 47.1% of the outstanding Units, including (a) 12,965 Units as to which PSI has sole voting and dispositive power and (b) 5,892 Units which PSI has a currently exercisable option to acquire from Hughes and as to which PSI has sole voting power (pursuant to an irrevocable proxy) and no dispositive power. In the aggregate, Hughes and PSI beneficially own 24,310 Units of the Partnership which represents approximately 60.8% of the outstanding Units.

                                  SIGNATURE

            After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


   Dated:  May 8, 1997                 /S/ B. WAYNE HUGHES
                                       --------------------------
                                       B. Wayne Hughes


                                       PUBLIC STORAGE, INC.


                                       By: /S/ DAVID GOLDBERG
                                           --------------------
                                           David Goldberg
                                           Senior Vice President
                                           and General Counsel